Exhibit 12

                                                            CONTACT:  Tom Varney
                                                                  (212) 258-4335
                                                    thomas.varney@sc.siemens.com


FOR IMMEDIATE RELEASE


                 SIEMENS EXTENDS TENDER OFFER FOR SHARED MEDICAL
                      SYSTEMS CORPORATION TO JUNE 30, 2000


NEW YORK, June 7, 2000 -- Siemens Medical Engineering Group today announced that a wholly owned subsidiary of Siemens Corporation, Autobahn Acquisition Corporation, has extended until June 30, 2000 its tender offer for all of the outstanding shares of common stock of Shared Medical Systems Corporation (NYSE:
SMS). Siemens commenced its all-cash tender offer for SMS shares on May 10, 2000 at an offer price of $73 per share, net to the seller.

Siemens received notice today from the German Federal Cartel Office (FCO) that it will conduct a further investigation of the planned acquisition of SMS by Autobahn Acquisition Corporation. Under German antitrust law, the FCO could take until September 13, 2000 to complete its investigation, which relates only to the possible effects of the acquisition in Germany. Siemens continues to believe that the intended acquisition of SMS raises no significant antitrust issues and is confident that the FCO will give its clearance to the acquisition well in advance of September 13. Accordingly, Siemens is now extending the expiration date for the tender offer to the earliest practicable date by which it currently believes the FCO may give its clearance. Siemens intends to make every effort to bring the FCO's further investigation to an early conclusion.

The tender offer, as extended, is now scheduled to expire at 12:00 Midnight, New York City time, on Friday, June 30, 2000. The tender offer may be further extended on the terms and conditions stated in the Offer to Purchase. Any extension of the tender offer will be followed as promptly as practicable by a public announcement, which will be issued no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date. Further information and a copy of the Offer to Purchase may be obtained from the information agent for the offer: Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004; (212) 440-9800 (bankers and brokers); (800) 223-2064 (all others). Credit Suisse First Boston ((800) 646-4543) is the dealer manager for the offer.

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Siemens Medical Engineering Group is one of the world's largest suppliers of innovative products, services and complete solutions for the healthcare industry. Siemens Medical Engineering covers the full spectrum of products, systems and services, ranging from advanced diagnostic and therapy imaging systems and audiology devises, to IT solutions for optimizing processes and improving efficiency in clinics and private practices. Siemens Medical Engineering posted orders worth 4.14 billion euros (DM8.1 billion; $4.35 billion) and sales of 4.09 billion euros (DM8.0 billion; $4.3 billion) in fiscal 1999, and has some 19,000 employees worldwide.

Siemens AG, the parent of Siemens Medical Engineering, is based in Munich, Germany. It designs, manufactures and markets a wide range of electrical and electronics parts and systems.